June 26, 2017

VIA EDGAR

Craig D. Wilson, Sr. Asst. Chief Accountant

Frank Knapp, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed on April 13, 2017 (File No. 001-33853)

Dear Mr. Wilson and Mr. Knapp:

This letter sets forth the Company’s responses to the comments contained in the letter dated May 30, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2016 Form 20-F filed by the Company on April 13, 2017 (the “2016 20-F”). The comments are repeated below in bold and followed by the responses thereto.

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Operating and Financial Review and Prospects

Results of Operations

2016 Compared to 2015, page 52

1.                                      Tell us how you considered disclosing the actual revenue, cost of revenue, and operating expense amounts by category contributed by Qunar to 2016 results in order to more clearly explain 2015-to-2016 variances. Refer to Section III. D. of SEC Release No. 33-6835 by way of Instruction 1 to Item 5 of Form 20-F.

The Company respectfully advises the Staff that the Company believes that the consolidation of Qunar’s operating results in 2016, as one of the major contributing factors in the 2015-to-2016 variances, encompasses not only the consolidation of Qunar’s actual results from the accounting perspectives, but also, and more importantly, the effect of the synergies arising from various business cooperation arrangements between the Company and Qunar on the enlarged Ctrip group. Following the Company’s consolidation of Qunar’s financial statements starting from December 31, 2015, the Company and Qunar have been cooperating in various aspects of their respective businesses, while Qunar continues to operate its businesses independently. Such business cooperation arrangements include, without limitation, both the Company and Qunar carrying out sales and marketing activities with broader reach to consumers by accessing each other’s sales and marketing channels. The business cooperation has enabled the enlarged Ctrip group to obtain significant operational efficiencies and bargaining power in the market, which had pervasive and remarkable impact on the result of operations of both the Company and Qunar as notably reflected on various line items of the financial statements of each of the Company and Qunar. Accordingly, the Company believes that although the consolidation of Qunar continues to be the major driver of such change from qualitative perspective, it is less accurate and unrepresentative to address the variance from such impact with only reference to the actual standalone financial results of Qunar. Therefore, the Company did not separately disclose Qunar’s actual revenue, cost of revenue and operating expense amounts in addressing the 2015-to-2016 variances. The Company further advises the Staff that it will supplement its discussion for 2015-to-2016 variances in future filings of its annual report on Form 20-F to include the aforementioned qualitative impacts of the consolidation.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk, page 81

2.                                      Provide us a further explanation of the reason for the RMB558 million net foreign exchange losses recorded in 2016 given its significance in relation to 2016 net results and variance from the RMB13 million net foreign exchange gains recorded in 2015. Refer to ASC 830-20-50-3 and the requirements under Item 5.A.3. of Form 20-F.

The Company respectfully advises the Staff that as it was disclosed on page F-16 of the Company’s 2016 20-F, the functional currency of the Company’s subsidiaries and consolidated affiliated Chinese entities are their respective local currencies. As the Company operates its business mainly in China, Renminbi is the functional currency for most of its subsidiaries and consolidated affiliated Chinese entities. The net foreign exchange losses are primarily attributable to the foreign currency translation to translate the monetary assets and liabilities of the Company’s subsidiaries and consolidated affiliated Chinese entities that are denominated in U.S. dollars to Renminbi using the applicable exchange rates quoted by the PBOC.

The Company further advises the Staff that the increase of the net foreign exchange losses in 2016 was due to both the increase of the U.S. dollar denominated monetary net liabilities in the Company’s subsidiaries and consolidated affiliated Chinese entities in China as well as the significant appreciation of U.S. dollars against Renminbi in 2016. In 2016, the Company has consummated a number of financing transactions, including follow-on ADS offering and convertible bond issuance, and has provided US dollar denominated loans to its subsidiaries and consolidated affiliated Chinese entities in China for their operations, which have converted proceeds from these loans into Renminbi. As a result, as of December 31, 2016, there was a significant increase of the monetary net liabilities that are denominated in US dollars as compared with that as of December 31, 2015. In addition, the increase was also partially attributable to the depreciation of Renminbi against U.S. dollars in 2016. As measured by the exchange rate quoted by the

PBOC, U.S. dollars significantly appreciated over Renminbi for around 8% in 2016. The Company further advises the Staff that it will include the aforementioned reasons for the change of net foreign exchange loss in 2016 in future filings of its annual report on Form 20-F.

Index to Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Principal Accounting Policies

Major Variable Interest Entities and their Subsidiaries

Share Pledge Agreements, page F-13

3.                                      Your disclosure here and on page 70 suggests that Hui Cao’s and Hui Wang’s equity pledges to Qunar Software of their respective equity interests in Qunar Beijing are still not registered with the relevant local State Administration for Industry and Commerce. In addition, your risk factor disclosure on page 18 states that as of April 29, 2016, the effectiveness of equity pledges would be denied if not registered with the Administration for Industry and Commerce. Provide the reason for the continued delay in registering these equity pledges and how this impacts your consideration of Qunar Beijing as a consolidated VIE.

The Company respectfully advises the Staff that Hui Cao’s and Hui Wang’s equity pledges to Qunar Software of their respective equity interests in Qunar Beijing have been duly registered with the relevant local branch of SAIC, as disclosed on pages 70 and F-13 of the Company’s 2016 20-F. The Company’s 2016 20-F discloses Hui Cao’s and Hui Wang’s equity pledges to Qunar Software in a separate paragraph from other equity pledges because Hui Cao and Hui Wang are nominal shareholders of Qunar Beijing only, and this distinguishes their respective relationship with the rest of Ctrip’s consolidated affiliated Chinese entities.  Given the equity pledges have been duly registered, the Company believes that this should have no impact on the consolidation of Qunar Beijing. The Company will undertake to further clarify the completion of the registration of equity pledge in future 20-Fs.

Accrued Liability for Customer Reward Program, page F-23

4.                                      We note from your website that your rewards offered as Ctrip Points can be redeemed for C-Money+ and promotion codes, which can be used for bookings paid on Ctrip. For these and other reward program offerings please tell us why any such rewards are not accounted for as a reduction of the selling prices of your services and characterized as a reduction of revenue when recognized in your Consolidated Statements of Income(Loss) and Comprehensive Income (Loss). Please tell us how your accounting complies with ASC 605-50-45-1 to 3.

The Company respectfully advises the Staff that the Company offers various reward programs to its users for their current transactions and bookings on the Company’s platform. These reward programs mainly include loyalty points (Ctrip Points) program, E-coupon and C-Money programs. The Company has considered the guidance under ASC 605-50-45 to account for these programs. For the E-coupon and C-Money programs that are used for users’ future bookings on the Company’s platform, they are considered more, in substance, of the adjustments of the selling prices of the Company’s services, the Company therefore recorded E-coupon and C-Money as a reduction of the revenue in accordance with ASC 605-50-45-2. Whereas for the loyalty points (Ctrip Points) program prior to 2017, the loyalty points can be redeemed for various free merchandise and users’ future bookings on Ctrip. However, because (i) the Company imposed certain redemption conditions, including the requirement of a very high level of cumulative loyalty points before such loyalty points can be redeemed for any discount of users’ future bookings on Ctrip, and (ii) users with only a few loyalty points can choose from a variety of available free merchandise for redemption, the loyalty points are mostly redeemed for free merchandise. The number of users that have cumulated the required level of loyalty points for redemption for future bookings is few and the historical amount of the loyalty points that were redeemed for users’ booking was immaterial. Therefore, the Company recorded loyalty points program as marketing expenses in accordance with ASC 605-50-45-3 because it relates to free item rather than cash reward, refund or rebate of the services rendered by the Company.

The Company further advises the Staff that in 2017 the Company updated its loyalty points program for overseas users, by introducing new features that allow overseas users to redeem their loyalty points for C-Money and promotion codes without any significant redemption condition. Such update was to promote the overseas users’ loyalty and was only available on the Company’s English website. Both C-Money and promotion codes can be redeemed for users’ further bookings on the Company’s platform and shall be accounted for as reduction of revenue.

The Company also advises the Staff that the Company will update its accounting policy for reward program to clarify as aforementioned in its future filing. The Company will also evaluate the significance of the new program for the necessity of updating its accounting policies for “Customer reward program” to include this development in its future filings of its annual report on Form 20-F.

Dividends, page F-29

5.                                      When considering the requirements to provide disclosures under Regulation S-X Rule 4-08(e)(3) and separately a Schedule I under Rule 5-04(c), tell us how you considered other restrictions beyond statutory reserves that could be imposed by third parties, such as foreign governments, on your subsidiaries’ and VIEs’ ability to loan, advance to, or dividend funds to the parent company. In this regard we refer you to your “Restrictions on currency exchange…” risk factor on page 23 in conjunction with the definition of restricted net assets in Rule 4-08(e)(3) and further guidance in SAB Topic 6K.2.

The Company respectfully advises the Staff that the Company believes the restrictions on currency exchange imposed by the PRC foreign exchange regulations and enforced by SAFE do not automatically constitute the “restrictions” for purposes of Rule 4-08(e)(3) under Regulation S-X, because the restrictions on currency exchange in substance do not prohibit the Company’s subsidiaries or consolidated affiliated Chinese entities from transferring net assets to the Company in the combined forms of loans, advances and cash dividends without the consent of SAFE, provided that certain procedural formalities are complied with. The currently effective PRC foreign exchange regulations expressly stipulate that China does not restrict the international dividend payment and international payments or transfers under current account transactions, including the advance payment. These limitations in the abstract do not prohibit or preclude advances or cash dividend from a PRC subsidiary to a foreign parent without the consent of SAFE. The PRC foreign exchange regulations do impose SAFE-administered quota limitation on loans from a PRC subsidiary to a foreign parent as well as certain limitations on capital account transactions by imposing filing and registration requirements and, in certain circumstances, burdensome, time-consuming or unpredictable procedures to be followed. However, the Company has not historically incurred such loan transaction and will unlikely incur it in the future. Even if the Company would like to effect a fund transfer from a PRC subsidiary to its foreign parent, the Company has the latitude to choose to arrange such transfer through advances or cash dividend on which there is no limitation imposed. The Company believes that only when a PRC subsidiary is expressly rejected by SAFE to loan, advance or pay dividend to its foreign parent or when a PRC subsidiary hits a specific foreign exchange quota set by SAFE in any loan, advance or dividend payment will such limitation fall within the “restriction” for purposes of Rule 4-08(e)(3). Therefore, the Company does not consider the limitation from the PRC foreign exchange regulations as the “restriction” under Rule 4-08(e)(3) and does not include it in its calculation of the restricted net assets. As the Company disclosed on page F-29 of its 2016 20-F, as of December 31, 2016, the amount of the restricted net assets of the Company’s PRC subsidiaries was RMB5 billion, which accounted for around 7% of the consolidated net assets of the Company. Therefore, no separate disclosure of Schedule I under Rule 5-04(c) was required. However, the Company will undertake to further clarify its footnote disclosure to include the considerations factored into calculation of the restricted asset test for the future 20-F filing.

Recent Accounting Pronouncements, page F-30

6.                                      You indicate that you are working towards the implementation of Topic 606 and finalizing your determination of the impact that the adoption will have on your consolidated financial statements. Tell us the potential impact that this standard will have on your financial statements when adopted. In this regard, include a description of the effects of the accounting policies that you expect to apply, if determined, and a comparison to your current revenue recognition policies. Describe the status of your process to implement the new standard and the significant implementation matters yet to be addressed. In addition, to the extent that you determine the quantitative impact that adoption of Topic 606 is expected to have on your financial statements, please also provide such amounts. As part of your response, please include a draft of your related prospective disclosures. Refer to ASC 250-10-S99-6 and SAB Topic 11.M.

The Company respectfully advises the Staff that the Company is currently still in the process of analyzing and evaluating the impact the adoption of new revenue standards will have on its financial statements and related disclosure. The Company started the evaluation process by setting up an implementation team in late 2016, and the Company disclosed this team and its working progress as of April 13, 2017 when the Company’s

2016 20-F was filed. In the past few months, the implementation team continued to conduct its analysis and evaluation, which includes, among other things, the assessment on the revenue contracts of each of its revenue streams, including the timing of the recognition of its major revenue streams (including transportation ticketing, hotel accommodation and packaged-tour services) and the accounting of its various reward programs as well as the quantitative assessments based on the operation and financial data from its systems. There is a possibility that the adoption of the new standards will change the timing of the recognition of some revenue streams. However, given the variety of customer arrangements as well as the complexity of the arrangements, the Company has not completed its assessment as to the adoption of the new standards on its financial statements prior to the filing of the 2016 20-F. The Company plans to complete its assessment in 2017 and intends to apply the new standards starting on January 1, 2018. Additionally, the Company is currently determining whether to adopt the new revenue standards using the modified retrospective transition approach. The Company further advises the Staff that, in case the Company updates the financial statements for a registration statement during 2017, the Company will continue to update the recent accounting pronouncements, which include the latest status of the revenue adoption evaluation process.

Note 8. Investments

Equity Method Investments, page F-36

7.                                      The RMB 566 million loss share recorded relative to your equity investment in E-dragon obtained in May 2016, as a result of the exchange of your eLong equity investment shares for E-dragon shares, appears greater than 20% of 2016 operating results and therefore a significant acquisition. Tell us how you considered Regulation S-X Rules 3-05, 3-09, and 11 relating to the provision of E-dragon financial statements and pro forma financial information as required.

The Company respectfully advised the Staff that E-dragon was established solely for the purpose of the “going-private” transaction of eLong. After the Reorganization of eLong, eLong became a wholly owned subsidiary of E-dragon, and all of the existing ordinary shareholders of eLong exchanged their respective shares in eLong for an equivalent number of ordinary shares or preferred shares of E-dragon and eLong continued as the surviving company of E-dragon. The Reorganization is considered a legal recapitalization transaction within E-dragon and eLong, and there was no change in equity interest on a fully converted basis. Therefore, the Company believes that the investment in E-dragon in connection with its Reorganization is not considered a new acquisition and Regulation S-X Rules 3-05 and 11 do not apply.

The Company further advises the Staff that as was disclosed in the financial statement, the amount of equity pick-up from eLong/E-dragon for 2016 was RMB722 million, which is greater than 20% of its 2016 operating results, and eLong/E-dragon is therefore considered a significant equity investee of the Company under Regulation S-X Rule 3-09 where the separate financial statement of E-dragon is required. As E-dragon operates a foreign business, the Company will submit the separate audited financial statement of E-

dragon within six months after December 31, 2016, the end of E-dragon’s fiscal year as provided for under Rule 3-09.

Note 21. Commitments and Contingencies

Guarantee, page F-53

8.                                      Please tell us the nature, terms, conditions and financial statement classification of the deposits required by the Civil Aviation Administration of China, International Air Transport Association and local airline companies. In addition, explain why you do not believe that it is probable that you will be required to pay any amount under these guarantee arrangements. Explain why these deposits are characterized as “Off-balance-sheet-arrangements” on page 57.

The Company respectfully advises the Staff that, in order for the Company to operate its international air ticketing business in China, the Company is required by Civil Aviation Administration of China (“CAAC”) to enter into the guarantee arrangement with an affiliated organization of CAAC on an annual basis. Under the guarantee arrangement, the Company must pay a deposit to CAAC and the deposit is determined based on a percentage of the anticipated amount of the international air tickets that the Company will issue. The anticipated international air ticketing value of RMB906 million was disclosed as the guaranteed amount of the international air ticket that the Company could issue. However, such amount only reflects the Company’s best estimate of the volume of international air ticketing business and it does not constitute any commitment or contractual obligation for the Company to actually issue this estimated amount of international air tickets. The Company will be obligated to pay only when it issues international air tickets to its users and the Company records the liability accordingly. Therefore, as disclosed on page F-53, no liability associated with the guarantee arrangements has been recorded.

The amount of paid deposit in 2016 was RMB141 million, and it was classified as other receivables on the consolidated balance sheet. The Company can adjust the amount of the deposit from time to time based on its updated business forecast. The unused deposit will be reimbursed before the annual guarantee agreement is renewed.

The Company further advises the Staff that the Company is committed to continuing to make improvements on the accurate and transparent disclosures. The Company will revise its disclosure as follows in its future filings of its annual report on Form 20-F to describe the aforementioned guarantee agreement with CAAC in a more precise way:

Deposit under guarantee arrangement

In connection with our international air ticketing business, the Group is required by an affiliate of Civil Aviation Administration of China (“CAAC”) and International Air Transport Association (“IATA”) to enter into guarantee arrangements and to pay deposits.  The unused deposits are repaid at the end of the guaranteed period on an annual basis. As of December 31, 2017, the total quota of the international air tickets that the Company was entitled to issue was up

to RMB[   ] million. The total amount of the deposit the Company paid was RMB[   ]million.

Based on the guarantee arrangements and historical experience, the maximum amount of the future payments of Company is approximately RMB [   ] million which is the guaranteed amount of the international air ticket that the Company could issue rather than a financial guarantee. The Company will be liable to pay only when it issues the international air tickets to its users and such payable is included in the accounts payable. Therefore, the Company believes the guarantee arrangements do not constitute any contractual and constructive obligation of the Company and has not recorded any liability beyond the amount of the tickets that have already been issued.

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If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:     James Jianzhang Liang, Executive Chairman, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and President, Ctrip.com International, Ltd.

Jane Jie Sun, Chief Executive Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP